Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors

A.	Operating Results

Overview

Scienjoy Holding Corporation (“we” or the “Company”) was originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy Inc. As a result of the business combination, we became the holding company of Scienjoy Inc. and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 331.1 million registered users by the end of June 30, 2025, increased from 329.8 million registered users for the year ended December 31, 2024.

We adopt a multi-platform strategy and all platforms are categorized as “SHOW live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (such as singing, dancing, and talk shows). Broadcasters on all platforms have been professionally trained by relevant broadcaster agents to provide more professional content. Despite the similarity in contents, the different platforms adopt different operation strategies, such as, to name a few, different broadcaster policy, events, promotion, and games. We provide a technological infrastructure to enable broadcasters, online users and viewers to interact with each other during live streaming. All platforms can be accessed for free. We mainly derive our revenue from sales of virtual items on the platforms. Users can purchase virtual currency to purchase virtual items for use on the platforms. Users can recharge their virtual currency on the platforms through various online third-party payment platforms, such as WeChat Pay or AliPay.

Key Factors Affecting Our Results of Operations

General Factors

Development of the mobile live streaming market in China over the past decade has been influenced by a number of macroeconomic and technological factors and trends, including increasing disposable income and demand for cultural and entertainment activities and increased use of the mobile internet. Our business and operating results are affected by general factors affecting China’s entertainment live streaming industry, which may include the following:

●	China’s overall macroeconomic landscape

●	China’s overall entertainment and mobile entertainment growth

●	Usage and penetration rate of mobile Internet and mobile payment

●	Growth and competitive landscape of China’s mobile live streaming market, especially entertainment SHOW live streaming

●	Governmental policies affecting China’s live streaming industry

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect its results of operations.

Specific Factors

While our business is influenced by general factors affecting the mobile live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different contents and games to attract more users to pay for our services and to pay more money per user as well. Therefore, quality broadcasters and interesting contents are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are very cautious in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved average live streaming revenue per paying user (“ARPPU”) and paying ratio of Scienjoy Holding Corporation.

Our ability to maintain and expand our user base

User base is another key factor for success in the mobile live streaming industry. We endeavor to provide attractive content to keep users on its platforms as long as possible. Our multi-platform strategy attempt to retain users by providing diversified content, promotions and an enhanced user experience.

With respect to user base, mobile SHOW live streaming sector differs from other mobile live streaming sectors such as pan entertainment live streaming and game live streaming sector. Because, for SHOW live streaming, each broadcaster interacts in real time with users and therefore the number of users that each broadcaster can entertain at the same period in his/her video room is limited.

We continue to seek opportunities to grow our user base and enhance our user engagement. Our ability to do so largely depends on our ability to recruit, train, and retain high quality broadcasters and our ability to produce high quality content. We also intend to continue to invest in our brand recognition.

Our ability to improve innovative technologies

The ability to understand market traffic and pair users with suitable broadcasters and activities is key for user stickiness and monetization in the mobile SHOW live streaming industry. By using big data analysis to understand individual user behavior and industry trends, we intend to adjust our platform to better guide users to appropriate broadcasters as well as to analyze traffic on other sites to select the best methods and targets for user acquisition.

Summary Consolidated Statements of Operations and Comprehensive Income

	For the six months ended June 30,
	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	US$
Total revenue	691,139	656,367	91,625
Cost of revenues	(573,329)	(533,195)	(74,431)
Gross profit	117,810	123,172	17,194
Sales and marketing expenses	(2,177)	(3,412)	(476)
General and administrative expenses	(36,580)	(44,379)	(6,195)
Research and development expenses	(39,061)	(36,999)	(5,165)
Provision for credit losses	(1,126)	(1,400)	(195)
Income from operations	38,866	36,982	5,163
Change in fair value of investment in marketable security	3,764	(31,092)	(4,340)
Investments loss	(3,354)	(971)	(136)
Interest income, net	2,428	996	139
Other income, net	688	9,072	1,266
Foreign exchange gain (loss), net	1,508	(2,630)	(367)
Income before income taxes	43,900	12,357	1,725
Income tax expense	(7,673)	(2,608)	(364)
Net income	36,227	9,749	1,361
Less: net loss attributable to non-controlling interest	(5,693)	(3,744)	(523)
Net income attributable to the Company’s shareholders	41,920	13,493	1,884

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the six months ended June 30, 2024 and 2025, revenue from consumable virtual items represented over 96% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	US$
Live streaming - consumable virtual items revenue	671,308	630,084	87,956
Live streaming - time based virtual item revenue	12,516	9,258	1,292
Technical services and others	7,315	17,025	2,377
Total revenue	691,139	656,367	91,625

As of June 30, 2025, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	US$
Showself	139,571	165,985	23,171
Lehai	188,100	136,694	19,081
Haixiu	143,525	117,037	16,338
Beelive	111,507	118,955	16,605
Hongle	101,121	100,671	14,053
Technical services and others	7,315	17,025	2,377
TOTAL	691,139	656,367	91,625

The total number of paying users at Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live for the periods indicated is as following:

	For the six months ended June 30,
	2024	2025

Showself	57,294	46,724
Lehai	92,680	70,060
Haixiu	55,540	61,556
Beelive	37,053	33,221
Hongle	41,509	42,327
TOTAL	284,076	253,888

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live is as following:

	For the six months ended June 30,
	2024	2025	2025
In RMB and US$	RMB	RMB	US$
Showself	2,436	3,552	496
Lehai	2,030	1,951	272
Haixiu	2,584	1,901	265
Beelive	3,009	3,581	500
Hongle	2,436	2,378	332
Overall average	2,407	2,518	352

Among five brands of live streaming platforms, Showself Live streaming contributed at least 28% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the six months ended June 30, 2024 and 2025 was RMB2,407 and RMB2,518, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the six months ended June 30,
	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	US$
Revenue sharing fees	534,486	478,482	66,794
User acquisition costs	17,061	31,701	4,425
Bandwidth related costs	5,338	2,622	366
Others	16,444	20,390	2,846
TOTAL	573,329	533,195	74,431

Revenue sharing fees cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees were 77% and 73% of revenues for the six months ended June 30, 2024 and 2025, respectively.

User acquisition costs: We acquire users primarily through viral marketing, or word-of-mouth marketing, and online download. We provide online downloads of our apps via various third-party websites, including online advertising networks, internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them.

Bandwidth related cost: Bandwidth related cost consists of fees that we pay to telecommunication service providers for server hosting, bandwidth and content delivery-related services such as CDN (content delivery network).

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the six months ended June 30, 2024 and 2025, other cost represented approximately 2% and 3% of total revenue, respectively.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for credit losses.

	For the six months ended June 30,
	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	US$
Sales and marketing expenses	(2,177)	(3,412)	(476)
General and administrative expenses	(36,580)	(44,379)	(6,195)
Research and development expenses	(39,061)	(36,999)	(5,165)
Provision for credit losses	(1,126)	(1,400)	(195)

Sales and marketing expenses: Our sales and marketing expenses mainly consist of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses, including advertisements, holding promotional events and developing and designing marketing campaigns. We expect to target sales and marketing expenditures to attract targeted paying users.

General and administrative expenses: Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, and (iv) office rental expenses. As a public company, we incur additional costs to comply with reporting obligations under the U.S. securities laws.

Research and development expenses: Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow as we continue to invest in innovative technologies to offer users a better experience.

Provision for credit losses: We maintain an allowance for credit losses which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for credit losses, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account.

Results of Operations

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue: Total revenues decreased to RMB656.4 million for the six months ended June 30, 2025 from RMB691.1 million in the same period of 2024, primarily caused by decrease of paying users due to competitive landscape of China’s mobile live streaming market. Total paying users were 253,888 for the six months ended June 30, 2025, compared to 284,076 in the same period of 2024.

Cost of revenues: Our cost of revenues decreased to RMB533.2 million for the six months ended June 30, 2025 from RMB573.3 million in the same period of 2024. The decrease was primarily attributable to a decrease of RMB56.0 million in the Company’s revenue sharing fees, offset by an increase of RMB14.6 million in the Company’s user acquisition costs.

Gross profit: Our gross profit increased by 4.6% to RMB123.2 million for the six months ended June 30, 2025 from RMB117.8 million in the same period of 2024. The gross margin increased to 18.8% for the six months ended June 30, 2025 from 17.0% in the same period of 2024 due to higher ARPPU and lower revenue sharing fees during the six months ended June 30, 2025, showing the Company’s effectiveness in converting high-quality paying user to its profit growth.

Total operating expenses: Total operating expenses increased by 9.2% to RMB86.2 million for the six months ended June 30, 2025 from RMB78.9 million in the same period of 2024.

●	Sales and marketing expenses: Our sales and marketing expenses increased by 56.7% to RMB3.4 million for the six months ended June 30, 2025 from RMB2.2 million in the same period of 2024, primarily attributable to sales and marketing activities.

●	General and administrative expenses: Our general and administrative expenses increased by 21.3% to RMB44.4 million for the six months ended June 30, 2025 from RMB36.6 million in the same period of 2024. The increase was primarily due to an increase of RMB6.9 in professional consulting fee and RMB2.7 million in employee salary and welfare, offset by a decrease of RMB0.6 million in entertainment expenses and a decrease of RMB0.5 million in share-based compensation.

●	Research and development expenses: Our research and development expenses decreased to RMB37.0 million for the six months ended June 30, 2025 from RMB39.1 million in the same period of 2024, due to a decrease of RMB4.8 million in employee salary and welfare, offset by an increase of RMB2.4 million in technical service fee.

●	Provision for credit losses: Our provision for credit losses increased by 24.3% to RMB1.4 million for the six months ended June 30, 2025 from RMB1.1 million in the same period of 2024, primary due to overall slow collection for the six months ended June 30, 2025.

Change in fair value of investment in marketable security: Change in fair value of investment in marketable security was a loss of RMB31.1 million for the six months ended June 30, 2025, as compared to a gain of RMB3.8 million in the same period of 2024. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss: Investment loss decreased to RMB1.0 million for the six months ended June 30, 2025 from RMB3.4 million in the same period of 2024. The investment loss was primarily attributable to share of unrealized loss in long-term investments.

Interest income: Interest income decreased to RMB1.0 million for the six months ended June 30, 2025 from RMB2.4 million in the same period of 2024. The decrease was primarily due to lower interest rate.

Other income, net: Other income, net increased by 1,218.6% to RMB9.1 million for the six months ended June 30, 2025 from RMB0.7 million in the same period of 2024. The increase was primarily due to increased government subsidies and one-time compensation income.

Foreign exchange gain (loss): Foreign exchange loss was RMB2.6 million for the six months ended June 30, 2025, as compared to foreign exchange gain of RMB1.5 million in the same period of 2024.

Income tax expense: Income tax expense decreased to RMB2.6 million for the six months ended June 30, 2025 from RMB7.7 million in the same period of 2024. The decreased was primarily due to decreased taxable income.

Net income: As a result of the foregoing, net income decreased to RMB9.7 million for the six months ended June 30, 2025 from of RMB36.2 million in the same period of 2024.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The Company sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw.

As of December 31, 2024 and June 30, 2025, RMB242,359 and RMB288,174, respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short-term investments as of December 31, 2024 and June 30, 2025.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of assets and liabilities of the Company and its subsidiaries (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Companies in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Company believes that its current cash and cash equivalents, together with its cash generated from operating activities and financing activities, will be sufficient to meet its present anticipated working capital requirements and capital expenditures for at least the next 12 months. However, the Company may decide to enhance its liquidity position or increase its cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute the Company earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company’s operations and its ability to pay dividends to its shareholders.

As a holding company with no material operations of its own, the Company conducts its operations primarily through its PRC subsidiaries and its variable interest entity (VIE) and the VIE’s subsidiaries. The Company is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

The following table presents the summary of the Company’s cash flow data.

	For the six months ended June 30
	2024	2025	2025
Amounts in thousands of RMB and US$	RMB	RMB	US$
Net cash provided by operating activities	351	50,972	7,116
Net cash used in investing activities	(16,915)	(6,233)	(870)
Net cash provided by (used in) financing activities	355	(100)	(14)
Effect of foreign exchange rate changes on cash	(492)	1,311	183
Net (decrease) increase in cash and cash equivalents	(16,701)	45,950	6,415
Cash and cash equivalents at beginning of the period	205,465	252,540	35,253
Cash and cash equivalents at end of the period	188,764	298,490	41,668

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB0.4 million for the six months ended June 30, 2024. The difference between the net cash provided by operating activities and net income of RMB36.2 million was primarily attributable to non-cash adjustment of RMB15.5 million, a decrease in prepaid expense and other current assets of RMB18.8 million due to collection from third parties loans, a decrease in accounts receivable of RMB13.0 million due to faster collection, partially offset by decreased in accounts payable of RMB38.2 million, decreased in accrued expenses and other current liabilities of RMB19.4 million, decreased in deferred revenue of RMB12.6 million, decreased in accrued salary and employee benefits of RMB5.4 million and decreased in lease liabilities of RMB3.9 million.

 Net cash provided by operating activities was RMB51.0 million for the six months ended June 30, 2025. The difference between the net cash provided by operating activities and net income of RMB9.7 million was primarily attributable to non-cash adjustment of RMB46.2 million, an increase in deferred revenue of RMB9.0 million due to slowly recognized revenue and an increase in accounts payable of RMB3.0 million, a decrease in accounts receivable of RMB2.0 million and an increase of income tax payable of RMB1.1 million, partially offset by a decrease in accrued salary and employee benefits of RMB12.1 million due to distributed employees year-end bonusses , a decrease in lease liabilities -operating lease of RMB4.7 million and a decrease accrued expenses and other current payables of RMB3.3 million.

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment, and intangible assets such as trademark, software copyrights, and patents; (b) payment for long term investment.

Net cash used in investing activities amounted to RMB16.9 million for the six months ended June 30, 2024, primarily due to RMB16.7 million paid for long term investments.

Net cash used in investing activities was RMB6.2 million for the six months ended June 30, 2025, primarily due to RMB6.0 million paid for long term investments and RMB0.3 million paid for property and equipment.

Financing Activities

Net cash provided by financing activities amounted to RMB0.4 million for the six months ended June 30, 2024, primarily due to collection from related parties of RMB0.4 million.

Net cash used in financing activities was RMB0.1 million for the six months ended June 30, 2025, primarily due to advance of RMB0.1 million to related parties.

Capital Expenditures.

For the six months ended June 30, 2024 and 2025, the Company’s capital expenditure amounted to RMB0.3 million and RMB0.3 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 22, 2025.

D.	Trend Information

Other than as described elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and accompanying notes and other disclosures included in this report.

Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit loss, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts Receivable and Allowance for Credit Losses

Accounts receivables are stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. the Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Revenue Recognition

The Company applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges. The Company derives their revenue from live streaming service and technical service.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

Technical Services and others

The Company generated technical revenues from providing technical development and advisory, which accounts for only less than 2% of revenue. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any impairment. License for Beelive platform is determined to have an infinite useful life and is not subject to amortization and tested for impairment at least annually. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets as follows:

Trademark	10 years
Patent	10 years
Copyright	10 years
Software	3 to 10 years
Licenses acquired	3 years to infinite life

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including property and equipment and intangible assets including license that has an infinite useful life, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for the six months ended June 30, 2024 and 2025.

Goodwill

Goodwill represents the excess of cost over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is monitored annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: significant underperformance relative to historical or projected future operating results, significant changes in the Company’s use of acquired assets or the strategy of the Company’s overall business, significant negative industry or economic trends and a significant decline in the Company’s stock price for a sustained period. The Company performs its impairment test on annual basis. Currently, the Company’s goodwill is evaluated at the entity level as it has been determined there is one operating segment comprised of one reporting unit. When assessing goodwill for impairment the Company first performs a qualitative assessment to determine whether it is necessary to perform a quantitative analysis. If the Company determines it is unlikely that the reporting unit fair value is less than its carrying value then no quantitative assessment is performed. If the Company cannot determine that it is likely that the reporting unit fair value is more than its carrying value, then the Company performs a quantitative assessment. Based on the qualitative assessment performed for the six months ended June 30, 2025, the Company determined it was unlikely that its reporting unit fair value was less than its carrying value and no quantitative assessment was required.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The Company follows the liability method in accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. A valuation allowance would be recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Company did not recognize any interest and penalties associated with uncertain tax positions for six months ended June 30, 2024 and 2025. As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.